# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST TRUST HIGH YIELD OPPORTUNITIES 2027 TERM FUND, CIK 0001810523
CUSIP: 33741Q107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, Illinois (IL), 60187
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000895421

## Reporting persons
- Morgan Stanley: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 220; sole dispositive power 0; shared dispositive power 2,785,145; aggregate amount beneficially owned 2,785,145 (7.6% of the class)
- Morgan Stanley Smith Barney LLC: type of reporting person: broker-dealer (BD), investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 220; sole dispositive power 0; shared dispositive power 2,785,145; aggregate amount beneficially owned 2,785,145 (7.6% of the class)

## Item 1. Issuer
Name of issuer: FIRST TRUST HIGH YIELD OPPORTUNITIES 2027 TERM FUND
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, IL, 60187

## Item 2. Person Filing
Name of person filing: 1: Morgan Stanley 2: Morgan Stanley Smith Barney LLC
Address of principal business office or, if none, residence: 1: 1585 Broadway, New York, NY 10036 ;2: 1585 Broadway, New York, NY 10036
Citizenship: 1: Delaware 2: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: 7.6
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

* In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan
Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS
Reporting Units in accordance with the Release.

## Exhibits
EXHIBIT NO. EXHIBITS
------------------ ------------------------------------

99.1 Joint Filing Agreement

99.2 Item 7 Information

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

## Signatures
- Morgan Stanley: Chris O'Hara, Authorized Signatory, Morgan Stanley (02/11/2026)
- Morgan Stanley Smith Barney LLC: David Galasso, Authorized Signatory, Morgan Stanley Smith Barney LLC (02/11/2026)